UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

NantHealth, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37792	27-3019889
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
9920 Jefferson Blvd Culver City, California 90232
(Address of principal executive offices) (Zip Code)

Ron Louks Chief Operating Officer (310) 883-1300
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
For the reporting period from January 1, 2019 to December 31, 2019, NantHealth, Inc. determined that certain “conflict minerals,” as defined in Section 1, Item 1.01(d)(3) of Form SD, are necessary to the functionality or production of the HBox and Shuttle Cable products that we contract with third-parties to manufacture. Accordingly, we conducted a reasonable country of origin inquiry to determine whether during 2019 our products contained conflict minerals that originated in the Democratic Republic of the Congo or certain adjoining countries, which we refer to collectively as the “covered countries.” We then conducted due diligence designed to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas in order to determine whether any of the conflict minerals used in our products during 2019 originated from any of the covered countries and whether these conflict minerals benefited, directly or indirectly, armed groups in any of the covered countries.
In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and this Specialized Disclosure Report on Form SD, we have filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto. A copy of this Form SD and the Conflict Minerals Report are publicly available at http://ir.nanthealth.com/financial-information/sec-filings and http://ir.nanthealth.com/corporate-governance/highlights, respectively.

Item 1.02 Exhibit
In accordance with Rule 13p-1, and this Form SD, we have filed our Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	NantHealth, Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NantHealth, Inc.

(Registrant)

Date: May 29, 2020	By:	/s/ Ron Louks
Ron Louks
Chief Operating Officer